FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated June 15, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-199784 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Investor Presentation Green Bond

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 15, 2016

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Per Åkerlind

Per Åkerlind, Executive Vice President, Head of Treasury & Capital Management

3

Investor Presentation
Green Bond

SEK

Experts in international financing

SEK's mission and vision

100%

SEK's mission is to ensure access to sustainable financial solutions for the Swedish export industry on commercial terms.

SEK's vision is to strengthen the competitiveness of Swedish exporters and help create employment and sustainable growth in Sweden.

SEK is 100% owned by the Swedish government.

SEK

Economy of Sweden

Facts

Rating:	AAA/Aaa/Aaa
GDP growth Q4 2015 (qoq/yoy):	1.3% /4.5%
GDP growth 2015	4.1%
GDP (2015):	USD 504.3 bn*
GDP per capita:	USD 50 272*
Unemployment (Mar 2016):	7.2%**
CPI/CPIF*** yoy (Mar 2016):	0.8%/1.5%
Current Repo Rate:	-0.50%

*USD/SEK average 2015, 8.4341
** seasonal adjusted, % of labour force
*** CPIF = CPI with fixed mortgage rates

Public debt to GDP


Percent
250
225
200
175
150
125
100
75
50
25
2004
2006
2008
2010
2012
2014
Japan
Italy
USA
France
Germany
Sweden

5 year CDS spreads


Basis Points
700
600
500
400
300
200
100
0
2011
2012
2013
2014
2015
Sweden
Italy
France
Germany
Japan
USA

Source: SCB, IMF, Macrobond, SEK

SEK

Swedish exports – large part of GDP and well diversified

Exports and imports



Sweden: Exports and imports
Share of GDP (%)
52.5
50.0
47.5
45.0
42.5
40.0
37.5
35.0
32.5
30.0
27.5
25.0
1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014
Imports (goods & services)
Exports (goods & services)

Key export goods



Auto, 18%
Machinery, 15%
Consumer goods, 13%
IT & telecom, 11%
Pulp & paper, 10%
Materials, 9%
Construction, 8%

Source: SCB, Macrobond

SEK

Well-known exporters

SSAB VOLVO AstraZeneca preem metro ERICSSON

IKEA SANDVIK H&M Tetra Pak PROTECTS WHAT'S GOOD SKANSKA SCA Care of Life ABB

Spotify Acne VATTENFALL Atlas Copco Electrolux SAAB

SCANIA NCC MOJANG SKF Klarna Telia skype

The Swedish export credit system




BANK





Exporter
– concludes the export contract

Bank
– arranges the export credit

The Swedish Export Credits Guarantee Board (EKN)
– insures risks

SEK
– provides financing

Funding and liquidity: No refinancing risk


USD bn
45
40
35
30
25
20
15
10
5
0
2016
2019
2022
2025
2028
2031
2034
Loan facility with the Swedish National Debt Office
Borrowing total, including shareholder's funds
Lending with first possible pre-payment, including the CIRR-system

As of March 31, 2016

Credit portfolio

- Demand for financing from the Swedish export industry increased dramatically during the financial crisis
- The Swedish government heavily increased SEK´s lending capacity during the financial crisis
- SEK secured access to financing for the Swedish exporters


USD bn
New credits accepted
20
15
10
5
0
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015


USD bn
10
9
8
7
6
5
4
3
2
1
0
Consumer…
Energy
Financials
Health Care
Industrials
IT and…
Materials
Utilities
Gross exposure
Net exposure

As of March 31, 2016

Counterparty exposures & risk mitigation

- Export credit agency guarantees
- Bank guarantees
- Credit derivatives
- Collateral agreements
- Insurance company guarantees



70%
60%
50%
40%
30%
20%
10%
0%
Corporates
Financial institutions incl. ABS and covered bonds
Sovereigns (incl. local governments)
Gross exposure
Net exposure

As of March 31, 2016

Liquidity portfolio

Investment profile

- Average duration of new investments: 7 months
- Maximum maturity: 18 months
- Minimum Rating: A–

Maturing profile of SEK's liquidity portfolio



90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
M ≤ 1 year
1 year < M ≤ 3 years
M > 3 years
31 Mar 2016
31 Dec 2015

As of March 31, 2016

Funding: flexible and diversified

- Multiple funding programmes in all major currencies
- Funding in local currencies
- Responsive to investor needs
- An experienced benchmark issuer

Risk management policy:

- No currency risk
- Very limited interest rate risk
- All structured notes are hedged

New funding by region 2016 (2015)



North America 38.7% (33.6%)
Europe excl. Nordic countries 29.6% (15.6%)
Japan 12.4% (37.0%)
Non-Japan Asia 9.7% (5.9%)
Middle East/Africa 4.7% (1.7%)
Latin America 2.6% (5.6%)
Nordic countries 2.3% (0.4%)

New funding by structure 2016 (2015)



Plain Vanilla 87.2% (48.7%)
Equity linked 9.7% (38.6%)
Commodity linked 1.9% (5.2%)
FX linked 0.8% (5.9%)
Power Reverse Dual Currency 0.4% (1.6%)
IR linked 0% (0%)

As of March 31, 2016

SEK

2013
EUROWEEK
BOND AWARDS
Most impressive sovereign, supranational or agency borrower 2013

mtn-i
10th ANNUAL AWARDS
2003 2012

2014
GlobalCapital
BOND AWARDS
Most impressive sovereign, supranational or agency borrower 2014

2013
EUROWEEK
BOND AWARDS
Most impressive MTN borrower 2013

W I N N E R
SSA Issuer of the Decade

mtn-i
2014 AWARDS
GLOBAL
Global Issuer of the Year

mtn-i
2013 AWARDS
ASIA PACIFIC
Landmark Deal
JPY31bn ETF-Linked Note

2014
GlobalCapital
BOND AWARDS
Most impressive MTN borrower 2014

2014
Winner Best
EQ-linked Issuer
SEK
cmdportal

2015
Winner Most
Innovative Issuer
SEK
cmdportal

SEK

About SEK






SEK

Owner:	Swedish government, 100%
Mission:	To ensure access to financial solutions for the Swedish export industry on commercial terms
Primary task:	Financing of export credits
Credit rating:	S&P: **AA+** /Stable/**A-1+** Moody's: **Aa1**/Stable/**P-1**
Established:	1962

Financial information at March 31, 2016

Total assets	USD 36.2bn
Lending	USD 24.8bn
Common Equity Tier 1 capital ratio	21.1%
After-tax return on equity	5.8%

As of March 31, 2016

Sustainable Financing

Requirements to comply with Environmental and Social International Standards…

… Anti-corruption

…Environment

…Labor conditions

…Human rights

Channel capital to a low carbon economy…

…Target for green lending

…Green Bond Framework







SEK Green Bond Framework

- Green Bond Principles compliant
- Second opinion by CICERO
- Eligible Projects
- CO_2 reduction measured on an aggregated level
- Audited Allocation of Proceeds
- Homepage and Annual newsletter


Green Bond Principles, 2014
Voluntary Process Guidelines for Issuing Green Bonds
January 13, 2014
I. EXECUTIVE SUMMARY
SEK
Policies and guidelines
Our policies and guidelines set the requirements and expectations that we have of our counterparties and ourselves.
SEK
Sustainability
The Swedish Export Credit Corporation, SEK, believes in the importance of sustainable business. That's why business ethics and social and environmental risks are given the same weighting as financial risks in our credit decisions.

THE GLOBAL COMPACT
WE SUPPORT

SEK

SEK Green Bond Framework
Second opinion

"SEK bases its management of green projects on broad and well established guidelines like IFC's Performance Standards on Environmental and Social Sustainability, IFC's Environmental, Health and Safety General Guidelines and OECD's "Common Approach" to environmental and social risks of projects. Furthermore, SEK employs the "International Financial Institution Framework for Harmonised Approach to Greenhouse Gas Accounting" for their CO2 impact assessment. Finally, SEK will establish a dedicated website which will allow for transparent reporting on all important aspects of the green bond program.

Overall, we therefore find that SEK's green bond framework has a <u>very high probability of securing projects that support a low carbon and climate friendly future</u>."

°CICERO
Center for International Climate and Environmental Research - Oslo

SEK Green Bond Framework
Eligible Projects

No fossil fuel projects are eligible

The Eligible Projects are selected through the best of SEK's capabilities, and are selected in two phases:

1. SEK Client Relationship Management team identifies and proposes a possible Eligible Project.
2. SEK Sustainability Department assesses as to whether a project qualifies as an Eligible Project. Final decision will rest with SEK Sustainability Department.

Category	Eligible Project examples	Considerations / limitations
Renewable energy	- Bioenergy - District heating and cooling - Hydro and Marine Power - Solar - Wind	Consideration will be given to potential social and environmental impact of large hydro projects.
Water and Wastewater	- Marine technologies - Wastewater Treatment - Water Quality	
Energy efficiency	- Energy storage - Smart grids - Transmission systems - Heating and Cooling - Lighting - Ventilation	- Considerations will be given to potential rebound effects. - No nuclear power projects are eligible.
Recycling & Waste	- Recycling - Waste Management	
Sustainable Construction	- Green buildings - Green Infrastructure	Considerations will be given to site selection and land use issues and to building standards like LEED (2009) and BREEAM (2013).
Resources & Environment	- Forestry - Air Quality - Soil Quality	Considerations will be given to FSC standards.
Sustainable Materials	- Advanced Materials - Green Chemistry	Subject to SEK assessment.
Sustainable Transport	- Fuels and Vehicles - Transport Management	Potential for emission reduction will be assessed on degree of urbanization, fuel type, and competition with private transportation. Considerations will be given to rebound effects and lock-ins due to infrastructure investments.

SEK

SEK Green Lending
Eligible Projects

- Facility amount approximately USD 1 billion as of May 2016.
- Total estimated annual CO_2 reduction on facility amount > 4,137,000 tons.

Eligible Projects, per category as of May 2016


8%
92%
Sustainable transport
Renewable energy

SEK

SEK Green Bond Framework
GHG accounting

- CO_2 emission reductions will be measured on a project basis in proportion to the part financed by SEK.
- The methodology to measure these reductions follows the methodology set out in "International Financial Institution Framework for Harmonised Approach to Greenhouse Gas Accounting" November 2012.
- SEK Sustainability department will estimate the reasonableness of reported reductions.


International Financial Institution Framework for a Harmonised Approach to Greenhouse Gas Accounting

November 2012

THE GLOBAL COMPACT
WE SUPPORT

SEK

SEK Green Bond Framework
Allocation of Proceeds

Subaccount to absorb the Green Bond Proceeds. Balance will be adjusted on a semi-annual basis.

An amount equal to the subaccount balance will be held in cash, Green Bonds or municipality and/or government risk with a minimum credit rating of AA-.

The subaccount balance will be reviewed by external auditors on a semi-annual basis.



Eligible Projects
Disbursements
Amortizations
Subaccount
Green Bond Proceeds

SEK

SEK Green Bond Framework

Monitoring and reporting

- Impact reporting on Eligible Projects and links to relevant documents will be disclosed at www.sek.se.
- An annual newsletter will be provided to inform of Eligible Projects, CO_2 emission reductions and a summary of the SEK Green Bond development.



SEK
Our offer
Investor relations
Sustainability
About us
Media
Svenska
Green Lending
Edit page
Green lending is a selected pool of projects financed by SEK, which promotes the transition to low-carbon and climate resilient growth, as determined by SEK through an evaluation process
Environmental and social responsibility is reflected throughout SEK's business plan. In 2015, SEK took further action to support sustainable and eco-friendly business by setting a target of providing Skr 10 billion in green lending over the next three years. SEK Sustainability Department assesses as to whether a project qualifies as an Eligible Project and validates reported reductions of greenhouse gas emissions.
Reductions in CO2 emissions will be measured on a project basis in proportion to the percentage financed by SEK. CO2 reduction calculations follow the baseline methodology set out in the International Financial Institution Framework for a Harmonised Approach to Greenhouse Gas Accounting November 2012. SEK also participates in the Green Bond market to promote sustainability.
Green Bonds
How we calculate the reduction of greenhouse gas emissions
Swedish Cleantech
Symbiocity
Sweden's eco history - how a small country became big in cleantech
Contact:
Håkan Lingnert, Lending
+46-8-613 83 93
hakan.lingnert@sek.se

SEK

DISCLAIMER

Cautionary statement regarding this presentation

This document does not constitute or form part of and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SEK (Swedish Export Credit) (the "Company") in any jurisdiction or an inducement to enter into investment activity. No part of this document, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. None of the Company or any of its affiliates, advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss howsoever arising from any use of this document or its contents or otherwise arising in connection with the document.

This document is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Neither this presentation nor any copy hereof may be sent, or taken or distributed in Australia, Canada, or the Russian Federation.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person should not act or rely on this document or any of its contents.

Cautionary statement regarding forward-looking statements

This presentation contains forward-looking statements that involve inherent risks and uncertainties, and the Company might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" and "Forward-Looking Statements" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law.